Exhibit 99.44

Release

FOR IMMEDIATE RELEASE

Immunovaccine Achieves Breakthrough in Support of

Developing Personalized Cancer Immunotherapies

DepoVax™ Delivery System Successfully Formulates 14 Neoepitope

Cancer Peptides Simultaneously

Halifax, Nova Scotia; July 12, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced a significant achievement in its personalized cancer medicines program. Immunovaccine scientists have successfully formulated 14 neoepitope cancer peptides into one single DepoVax formulation. In preclinical testing, the resulting personalized cancer vaccine demonstrated the ability to generate specific killer T cell responses against cancer peptides. Immunovaccine has filed a patent application covering this novel DepoVax-based rapid formulation process. The supporting data for the patent includes what the Company believes to be one of the first documented reports of 14 different neoepitope peptides synthesized into a single formulation.

“We believe that the ability to effectively combine a high number of diverse peptides without manufacturing limitations represents an important milestone in the deployment of personalized neoepitope immunotherapies,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “Being able to do it so quickly and efficiently should provide an opportunity to develop truly personalized therapies on a scale that could, in our opinion, truly impac ct the way in which bespoke medicines are used in today’s treatment landscape.”

This breakthrough evolved as part of the Company’s DPX-NEO program, which aims to develop patient-specific immunotherapies targeting neoepitopes (the mutated proteins, and potential targets of an immune response, produced by a patient's own tumors.) The methodology under this patent application can include peptides with a wide range of physical and chemical characteristics—including those that are insoluble. Immunovaccine believes that this novel process combines the ease and speed of manufacturing with other advantage es inherent in DepoVax formulations, including long-term formulation stability, as well as the potential to elicit a strong and specific T cell response maintained for a year or more.

Neoepitope vaccines have demonstrated significant potential in the realm of personalized medicinesi,ii. However, the complexity and potential expense of advancing these patient-specific vaccines includes substantial challenges for development and large-scale deployment. Intensive work is required to identify patient-specific peptide epitopes, and synthesize them rapidly into a single formulation. In addition, when the neoepitope peptides are selected from patients, investigators have not always been able to include many optimal candidates due to manufacturing limitations of the technology required to synthesize a single formulation.

Immunovaccine believes that the DepoVax-based formulations demonstrate the ability to address these limitations as they do not limit the target peptides to highly soluble peptides. This flexibility should enable investigators to optimize the choices of immunogenic targets access a broader range of candidates.

“Developing a suitably immunogenic delivery system that can accommodate multiple potential targets is one of the most significant challenges faced by this type of therapy, and while we are thrilled to have found a potential solution to this limitation, we believe that the implications of this formulation process can go well beyond the neoepitope space,” said Marianne Stanford, Vice President, Research, at Immunovaccine. “We see future applications of the DepoVax multiple peptide formulation using a high number of tumor-associated antigens in one immuno-oncology agent, or multiple targets for an infectious disease within one vaccine. We are excited to explore the potential applications of this technology.”

About DepoVax Technology

The technology underlying DepoVax formulations suspends vaccine components in an oil diluent that prevents their release at the site of injection. This process forces immune cells to take up these components in an active process, delivering them directly to immune organs such as the lymph nodes. DepoVax formulations have undergone extensive testing in more than 60 preclinical and seven clinical studies. In clinical trials, these formulations have consistently demonstrated the ability to generate robust T and B cell responses, and durable immune responses.

Immunovaccine had previously announced a DPX-NEO collaboration with UConn Health, and is in active discussions with additional industry partners to expand the program.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax, the Company’s patented delivery platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX- RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com

i Sahin, U. et. al. (2017). Personalized RNA mutanome vaccines mobilize poly-specific therapeutic immunity against cancer. Nature. doi:10.1038/nature23003.

ii Ott, PA et. al (2017) An immunogenic personal neoantigen vaccine for patients with melanoma. Nature.

doi: 10.1038/nature22991.